Mail Stop 3561

October 25, 2006

Via U.S. Mail

Harold E. Rolfe, Esq.
Senior Vice President,
General Counsel and Secretary
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, New Jersey 07656-0713

Re: Hertz Global Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 23, 2006
File No. 333-135782

Dear Mr. Rolfe,

        We have reviewed your responses to the comments in our letter dated September 28, 2006 and have the following comments.   Please note that all page references below correspond to the marked version of your filing provided by counsel.

Front Cover of Registration Statement

1. From the voicemail Mr. Slutzky left with the staff on October 23, 2006, we understand that you are increasing the size of the offering. If that is the case, please include a revised Calculation of Registration Fee Table in your next amendment.

Front Cover of Prospectus

2. We note the disclosure you have added to the front cover page of the prospectus regarding the special dividend. Please revise to clarify that investors in the offering will not be entitled to receive any distributions in connection with the dividend.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

3. Please expand the disclosure on the "adjustments" you plan to make to your workforce and operations. We note that you have not yet developed "detailed

estimates of these expenses or a detailed timeline" for their implementation, but to the extent you believe the adjustments will be material to the company, please expand your disclosure to provide additional information regarding the expected impact on your results of operations.

Certain Relationships and Related Party Transactions, page 151

4. We note that affiliates of Merrill Lynch & Co. are lenders under the Fleet Financing Facility. Please disclose the information required by Item 404 of Regulation S-K with respect to this transaction. Additionally, please include similar disclosure regarding the Hertz Holdings Loan Facility.

Hertz's and Puerto Ricancars, Inc.'s Fleet Financing Facility, page 171

5. We note that the interest for the Fleet Financing Facility will be, at the applicable borrower's election, either LIBOR plus a borrowing margin or an alternate base rate plus a borrowing margin. Please expand your disclosure to provide more detailed information regarding the interest rate applicable to this facility. For example, disclose the borrowing margin or range of borrowing margins and disclose the alternate base rate to which you refer. Make corresponding changes to the financial statement footnotes and throughout the document as appropriate. Finally, ensure that your next amendment includes the credit facility as an exhibit to the registration statement.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Sears at (202) 551-3302 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391or me at (202) 551-3454 with any other questions.

Regards,

Sara D. Kalin
Branch Chief - Legal

cc: Steven J. Slutzky, Esq.
       Debevoise & Plimpton LLP
       via facsimile: (212) 909-6836